Merck & Co., Inc. One Merck Drive P.O. Box 100 Whitehouse Station, NJ 08889-0100

September 23, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Merck & Co., Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010, Filed February 28, 2011

File No. 001-06571

Dear Mr. Rosenberg:

We are submitting this letter in response to your comment letter dated September 9, 2011 addressed to Peter N. Kellogg, Executive Vice President and Chief Financial Officer relating to Form 10-K for the fiscal year ended December 31, 2010. For ease of reference, we have repeated your comments prior to our responses.

Research and Development, page 15

1. We acknowledge your response to our prior comment 2. Please confirm to us that you will revise your disclosure in future filings to disclose the information provided in your response.

We confirm that in future filings our disclosures will include the information provided supplementally to the Staff in our response to prior comment 2.

Note 12. Contingencies and Environmental Liabilities, page 124

2. Refer to your response to prior comment 5, your disclosure, in your Form 10-K for the year ended December 31, 2010, of the Centocor Distribution Agreement contingency which you ultimately settled on April 15, 2011 did not appear to comply with ASC 450-20-50-4 as you did not disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. We believe your disclosures about other matters unresolved can be improved. We have read your response to comment 4 that discusses your inability to estimate the possible loss or range of loss with respect to Vioxx related matters and Vytorin/Zetia (Enhance) litigation. Your response does not address disclosure as required by ASC 450-20-50-4 with respect to all other litigation. Please provide us proposed disclosure to be included in future periodic reports of the amount or range of reasonably possible loss for all unresolved matters including Fosamax and NuvaRing, either individually or in the aggregate, or state that such an estimate cannot be made. For those matters including Vioxx related matters and Vytorin/Zetia (Enhance) litigation that you conclude that you cannot estimate the amount or range of reasonably possible loss, please address the following:

•	Whether or not there are any matters for which the additional loss is either remote or immaterial;
•	For those matters for which additional loss is not remote or immaterial:
¡	What specific factors are preventing you from estimating a range and when you expect the factors preventing you from estimating any range to be alleviated;
¡	The status of any negotiations and whether or not loss amounts have been exchanged;
¡	The nature of any internal discussions on these matters and whether or not they include loss estimates; and

¡	Whether or not you have obtained studies to estimate the amount of losses associated with any matters that involve a large number of claimants and what these studies suggest.

In response to the Staff’s comments, set forth below is proposed disclosure to be included in future periodic filings under the caption Other Litigation (which is marked to show the revisions):

Other Litigation

There are various other pending legal proceedings involving the Company, principally product liability and intellectual property lawsuits ~~suits, involving the Company that are pending~~. While it is not feasible to predict the outcome of such proceedings ~~or the proceedings discussed in this Note for which a separate assessment is not provided~~, in the opinion of the Company, ~~the amount or range of~~ either the likelihood of loss is remote or any reasonably possible loss associated with the resolution of such proceedings~~,~~ is not expected to be material either individually or in the aggregate~~, is not material~~.

Note that the Company believes the above disclosure is responsive to the Staff’s request that the Company address whether or not there are any matters for which the loss is either remote or immaterial.

Also in response to the Staff’s comment, the Company proposes to include the following disclosure (which is marked to show the revisions) in future periodic filings as the introductory paragraphs to the Contingencies and Environmental Liabilities footnote:

Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability, intellectual property, and commercial litigation, as well as additional matters such as antitrust actions. Except for the Vioxx and ENHANCE Litigation for which separate assessments are provided in this Note, in the opinion of the Company, it is unlikely that the resolution of these matters will be material to the Company’s financial position, results of operations or cash flows.

Given the preliminary nature of the litigation discussed below, including the Vioxx and ENHANCE Litigation, and the complexities involved in these matters, the Company is unable to reasonably estimate a possible loss or range of possible loss for such matters until the Company knows, among other factors, (i) what claims, if any will survive dispositive motion practice, (ii) the extent of the claims, including the size of any potential class, particularly when damages are not specified or are indeterminate, (iii) how the discovery process will affect the litigation, (iv) the settlement posture of the other parties to the litigation and (v) any other factors that may have a material effect on the litigation.

Supplementally, the Company advises the Staff that as part of its quarterly litigation review process, pending litigation is analyzed and an attempt is generally made to develop a range of possible outcomes with respect to these contingencies. In connection with this process, in-house counsel submit quarterly reports updating the status of litigation matters for which they are responsible to the Company’s Office of the General Counsel. These reports then are reviewed with other attorneys at the Company and external counsel. As necessary, matters are reviewed by the appropriate attorneys in the Company’s Office of the General Counsel and with the Company’s accounting area to determine sufficiency of disclosure. As noted above, often the complexity and length of time involving litigation, however, precludes a reasonable determination of an amount or range of liability until much later in the process. When aspects of a litigation become more developed, it may be possible for the Company to make these determinations. The process described above takes into consideration all information available to the Company. The Company believes that even if certain of the items noted by the Staff existed with respect to certain litigation, they would not necessarily aid in the determination of an amount or range of reasonably possible loss.

***

In connection with this response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to this letter, please contact the undersigned at (908) 423-2485.

Very truly yours,

/s/ John Canan

John Canan

Senior Vice President and Controller